SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

January 31, 2012

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips Electronics

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

E.P. Coutinho

Koninklijke Philips Electronics N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the Quarterly Report of the Philips Group for the three months ended December 31, 2011 and the following press release:

- “Fourth Quarter and Annual Results 2011”, dated January 30, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 31st day of January 2012.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ E.P. Coutinho

(General Secretary)

Q4 2011 Quarterly report

Philips reports fourth-quarter sales of EUR 6.7 billion;

EBITA of EUR 503 million

•	Comparable sales up 3%, led by 7% growth at Lighting

•	Growth geographies sales up 12% on a comparable basis

•	EBITA of 7.5% of sales

•	Net income from continuing operations at EUR 112 million

•	Free cash flow of EUR 961 million

•	Proposed dividend stable at EUR 0.75 per share

Q4 financials: Year-on-year revenue increased across all operating sectors. EBITA margin declined from 14.1% in Q4 2010 to 7.5% in Q4 2011.

Healthcare comparable sales were 3% higher year-on-year. Comparable equipment order intake grew 3% year-on-year. Equipment orders in growth geographies grew by 17%. Results were impacted by weakness in the European markets, postponed deliveries of existing orders, as well as increased investments in new product innovation and sales channels.

Consumer Lifestyle sales increased 1% on a comparable basis. At an aggregate level, the three growth businesses – Personal Care, Health & Wellness, and Domestic Appliances – achieved a high single-digit comparable sales increase compared to the fourth quarter of 2010. The sector growth rate was impacted by a comparable sales decline at Lifestyle Entertainment. Reported EBITA margin for the quarter was 10%.

Lighting comparable sales increased 7% year-on-year, driven by double-digit sales growth at Lamps and Automotive. LED-based sales grew 37% compared to Q4 2010, now representing 18% of total Lighting sales. Sales in growth geographies increased by 21% in the quarter. Results were impacted by pricing, inventory reduction measures, and operational issues. As part of the turnaround plan, most brands for Consumer Luminaires products will be re-branded as Philips, which resulted in a value adjustment of commercial and brand-related assets leading to a charge of EUR 128 million.

Working capital reductions in the sectors amounted to more than EUR 500 million in the quarter, contributing to a free cash inflow of EUR 961 million in the fourth quarter.

The company completed 35% of its EUR 2 billion share buy-back program since the start of the program in July 2011. Taking into consideration the volatility of the financial markets, Philips has decided to extend the timing of the program until the end of Q2 2013.

Moving forward on Accelerate!, Philips’ change and performance improvement program

Philips is seeing the initial signs of the Accelerate! program positively impacting sales growth in difficult market circumstances. Importantly, the company has attracted key talent for critical positions across the company.

In addition, as part of the company’s efforts to improve its end-to-end processes, inventory as a percentage of sales decreased to 16.1% from 18.2% in Q3 2011, representing a comparable decrease of EUR 585 million, which is an improvement compared to the decrease in inventory seen in the same period last year.

The actions to deliver on the overhead cost reduction program are on track, and the first planned cost savings were realized in the quarter.

The annual incentive system for the executives has been changed to reflect line-of-sight accountability and is now fully aligned with the key performance indicators of the 2013 mid-term financial targets.

CEO quote:

“Our fourth quarter results were impacted by weak European sales, postponement in deliveries of existing orders in our Healthcare sector, and inventory correction actions and other operational issues in our Lighting business. These issues were partially offset by solid results in our Consumer Lifestyle growth businesses, which benefited from the early adoption of the Accelerate! change and performance improvement program. In addition, we delivered strong free cash flow as a result of our work to reduce working capital.

We are cautious about 2012 given the uncertainty in the global economy, and Europe in particular. In addition, we expect our 2012 results to be affected by the previously communicated restructuring charges and one-time investments aimed at improving our business performance trajectory, as part of the multi-year Accelerate! program. Excluding these additional charges, we expect the underlying operating margins and capital efficiency in the sectors to improve in the latter part of 2012.

While we are concerned about the economic environment, all of us at Philips are fully committed to improve our operational performance to achieve our mid-term (2013) financial targets.

Frans van Houten, CEO of Royal Philips Electronics

Please refer to page 17 of this press release for more information about forward-looking statements, third-party market share data, use of non-GAAP information and use of fair-value measurements.

Philips Group

Net income

in millions of euros unless otherwise stated

	Q4	Q4
	2010	2011
Sales	6,495	6,712
EBITA	913	503
as a % of sales	14.1	7.5
EBIT	796	262
as a % of sales	12.3	3.9
Financial income (expenses)	(62)	(71)
Income taxes	(227)	(79)
Results investments in associates	(4)	—
Net income from continuing operations	503	112
Discontinued operations	(38)	(272)
Net income (loss)	465	(160)

Net income - shareholders per common share (in euros) - basic	0.49	(0.17)

Sales by sector

in millions of euros unless otherwise stated

	Q4	Q4		% change
	2010	2011	nominal	comparable
Healthcare	2,642	2,724	3	3
Consumer Lifestyle	1,791	1,849	3	1
Lighting	1,975	2,072	5	7
GM&S	87	67	(23)	7

Philips Group	6,495	6,712	3	3

Sales per geographic cluster

in millions of euros unless otherwise stated

	Q41)	Q4		% change
	2010	2011	nominal	comparable
Western Europe	2,034	1,909	(6)	(5)
North America	1,978	2,049	4	3
Other mature geographies	454	514	13	9

Total mature geographies	4,466	4,472	—	—
Growth geographies	2,029	2,240	10	12

Philips Group	6,495	6,712	3	3

1)	Revised to reflect an adjusted geographic cluster allocation

Net income

•

Net income amounted to an after-tax loss of EUR 160 million, a decline of EUR 625 million compared to Q4 2010, largely attributable to lower earnings, and a higher loss from discontinued operations which includes an after-tax loss of EUR 272 million related to the Television business.

•	Financial expense was EUR 9 million higher year-on-year, mainly due to higher interest expense.

•

EBITA decreased by EUR 410 million to 7.5% of sales, due to lower earnings, mainly at Lighting, Healthcare and GM&S. Excluding EUR 79 million of restructuring and acquisition-related charges and pension plan changes, EBITA amounted to EUR 582 million, or 8.7% of sales.

Sales per sector

•	Group sales amounted to EUR 6,712 million, an increase of 3% from Q4 2010, both on a nominal and a comparable basis.

•

Healthcare sales improved by 3% compared to Q4 2010. Mid-single-digit sales growth at Customer Services, Home Healthcare Solutions and Patient Care & Clinical Informatics was tempered by flat sales at Imaging Systems.

•	Consumer Lifestyle sales improved by 1% compared to Q4 2010. Growth at Health & Wellness, Domestic Appliances and Personal Care was offset by a sales decline at Lifestyle Entertainment.

•

Lighting sales grew by 7% compared to Q4 2010, driven by double-digit sales growth at Lamps and Automotive. Professional Luminaires, Lighting Systems & Controls and Consumer Luminaires reported moderate sales growth, whereas Lumileds showed a decline in sales.

Sales per geographic cluster

•	Sales in the mature geographies were flat compared to Q4 2010. Growth at Healthcare was offset by declines at Consumer Lifestyle and Lighting.

•	Growth geographies delivered 12% sales growth compared to Q4 2010, across all sectors.

Q4 2011 Quarterly report        3

EBITA

in millions of euros

	Q4	Q4
	2010	2011
Healthcare	522	409
Consumer Lifestyle	210	184
Lighting	198	41
Group Management & Services	(17)	(131)

Philips Group	913	503

EBITA

as a % of sales

	Q4	Q4
	2010	2011
Healthcare	19.8	15.0
Consumer Lifestyle	11.7	10.0
Lighting	10.0	2.0
Group Management & Services	(19.5)	(195.5)

Philips Group	14.1	7.5

Restructuring and acquisition-related charges

in millions of euros

	Q4	Q4
	2010	2011
Healthcare	4	(21)
Consumer Lifestyle	(3)	(18)
Lighting	(34)	(36)
Group Management & Services	(5)	(25)

Philips Group	(38)	(100)

EBIT

in millions of euros unless otherwise stated

	Q4	Q4
	2010	2011
Healthcare	459	359
Consumer Lifestyle	198	167
Lighting	156	(130)
Group Management & Services	(17)	(134)

Philips Group	796	262
as a % of sales	12.3	3.9

Earnings

•

EBITA amounted to EUR 503 million, a decrease of EUR 410 million compared to Q4 2010. Restructuring and acquisition-related charges of EUR 100 million were recorded, EUR 62 million higher than in Q4 2010. Excluding these charges, EBITA amounted to EUR 603 million, or 9.0% of sales.

•

Healthcare EBITA was EUR 409 million, compared to EUR 522 million in Q4 2010. Lower earnings were a result of market weakness in Europe, delivery postponements, as well as continued investments in innovation and sales channels and one-time charges. Restructuring and acquisition-related charges were EUR 25 million higher than in Q4 2010.

•

Consumer Lifestyle EBITA amounted to EUR 184 million, a decrease of EUR 26 million compared to Q4 2010, mainly due to a decline in operating results at Lifestyle Entertainment, investments in innovation, advertising and promotion, as well as one-time charges. Restructuring and acquisition-related charges were EUR 15 million higher than in Q4 2010.

•

Lighting EBITA amounted to EUR 41 million, compared to EUR 198 million in Q4 2010. Lower earnings were mainly due to continued operational issues at Consumer Luminaires and Lumileds, macroeconomic factors impacting consumer lighting businesses, and one-time charges mainly related to slow-moving inventories. Restructuring and acquisition-related charges were EUR 2 million higher than in Q4 2010.

•

GM&S EBITA declined by EUR 114 million to a loss of EUR 131 million. Earnings were mainly impacted by a EUR 21 million favorable pension plan change. Q4 2010 earnings were favorably impacted by a EUR 83 million pension plan change.

•

EBIT amounted to EUR 262 million, a decrease of EUR 534 million compared to Q4 2010, mainly as a result of lower earnings at Healthcare and Lighting, as well as a value adjustment of commercial and brand-related assets at Lighting.

4        Q4 2011 Quarterly report

Financial income and expenses

in millions of euros

	Q4	Q4
	2010	2011
Net interest expenses	(49)	(58)
NXP value adjustment	—	2
Other	(13)	(15)

	(62)	(71)

Cash balance

in millions of euros

	Q4	Q4
	2010	2011
Beginning cash balance	4,385	2,339
Free cash flow	1,152	961
Net cash flow from operating activities	1,366	1,207
Net capital expenditures	(214)	(246)
Acquisitions of businesses	(155)	(243)
Other cash flow from investing activities	94	(22)
Treasury shares transactions	9	(208)
Changes in debt/other	164	181
Net cash flow discontinued operations	184	139

Ending balance	5,833	3,147

Cash flows from operating activities

in millions of euros

Financial income and expenses

•	Financial income and expenses amounted to a net expense of EUR 71 million. This represents an increase of EUR 9 million year-on-year, due to higher interest expenses.

Cash balance

•

The Group cash balance increased in the quarter to EUR 3,147 million, mainly due to a EUR 961 million free cash inflow and a EUR 181 million change in debt, partly offset by EUR 243 million cash outflow related to the acquisition of Povos Electric Appliance (Shanghai) Co. Ltd. (Povos) and EUR 208 million of treasury share transactions related to the announced share buy-back. In Q4 2010 the cash balance increased by EUR 1,448 million, ending at EUR 5,833 million, mainly as a result of EUR 1,152 million free cash inflow, EUR 164 million of changes in debt/other and EUR 184 million cash inflow from discontinued operations, partly offset by EUR 155 million outflow for acquisitions.

Cash flows from operating activities

•

Operating activities resulted in a cash inflow of EUR 1,207 million, compared to an inflow of EUR 1,366 million in Q4 2010. The year-on-year decrease was largely due to a EUR 391 million decline in earnings and a EUR 210 million decrease in other non-current assets/ liabilities, partly offset by EUR 191 million lower working capital requirements and EUR 151 million higher provisions.

Q4 2011 Quarterly report        5

Gross capital expenditures1)

in millions of euros

1)	Capital expenditures on property, plant and equipment only

Inventories

as a % of moving annual total sales

1)	Excludes discontinued operations for both inventories and sales figures Inventories excluding discontinued operations are disclosed in quarterly statistics.

Net debt and group equity

in billions of euros

Gross capital expenditure

•

Gross capital expenditures on property, plant and equipment were EUR 29 million higher than in Q4 2010. Increases at Healthcare and Consumer Lifestyle were partly offset by lower expenditures at Lighting.

Inventories

•	Inventories as a percentage of sales came to 16.1%, 0.4 percentage points higher than in Q4 2010, representing a EUR 129 million increase year-on-year, mainly centered on Healthcare.

•	Inventory value at the end of Q4 2011 was EUR 3.6 billion, a decrease of EUR 449 million in the quarter, attributable to all sectors.

Net debt and group equity

•

At the end of Q4 2011, Philips had net debt of EUR 0.7 billion, compared to a net cash position of EUR 1.2 billion at the end of Q4 2010. During the quarter, the net debt position decreased by EUR 0.5 billion, mainly due to EUR 1.0 billion of free cash flow, partially offset by cash outflows for share buy-backs and acquisitions.

•

Group equity decreased by EUR 0.5 billion in the quarter to EUR 12.4 billion. The decrease was largely a result of treasury share transactions, lower net income due to discontinued operations and currency translation effects.

6        Q4 2011 Quarterly report

Number of employees

in FTEs

1)	Number of employees excludes discontinued operations. Discontinued operations, comprising the Television business, employed at end of Q4 2010 3,610 at end of Q3 2011 3,636 and at end of Q4 2011 3,353
2)	Adjusted to reflect a change of employees reported in the Healthcare sector

Employees

•	The number of employees increased by 634 in the quarter, with 1,861 attributable to acquisitions, partially offset by employee reductions at Consumer Lifestyle and Lighting.

•

Compared to Q4 2010, the number of employees increased by 5,723. This increase includes 4,759 employees from acquisitions and a reduction of 479 employees from divestments. The remaining increases were mainly at Healthcare, primarily in North America.

Q4 2011 Quarterly report        7

Healthcare

Key data

in millions of euros unless otherwise stated

	Q4		Q4
	2010		2011
Sales	2,642		2,724
Sales growth
% nominal	10		3
% comparable	2		3
EBITA	522		409
as a % of sales	19.8		15.0
EBIT	459		359
as a % of sales	17.4		13.2
Net operating capital (NOC)	8,908		8,418
Number of employees (FTEs)	36,253	1)	37,955

1)	Adjusted to reflect a change of reported employees

Sales

in millions of euros

EBITA

Business highlights

•

Philips signed a partnership agreement with Farrar Park Hospital of Singapore to provide its new hospital with workflow consulting, hospital equipment planning, project management, procurement services as well as exclusively supplying multi-modality Philips equipment. This is the largest multi-modality solution project for the company’s ASEAN region.

•

Resulting from Philips’ continuous investments in innovation, the company has received 510(k) clearance from the Food and Drug Administration (FDA) to market its whole-body PET/MR imaging system, the Ingenuity TF PET/MR, and its HeartNavigator interventional tool in the US. In addition, the company has introduced the next-generation mammography solution, Philips MicroDose, in the US.

•

Delivering on its commitment to provide tailor-made solutions, Philips signed a multi-year strategic partnership agreement with Baptist Health South Florida whereby Philips will provide a comprehensive Radiology and Cardiovascular Image Management System and a Cardiovascular Information System solution across their six hospitals and 19 outpatient centers.

•

Facilitating aging populations to live independently, Philips has expanded its Lifeline personal emergency response service to Japan. The intended approach is to sign up customers through referrals from healthcare providers and via sales at large stores, like retail giant Aeon Co.

•

Demonstrating the clinical benefits and significant cost- saving of remote patient monitoring, the UK Department of Health released the initial results of the largest randomized, controlled trial of telecare and telehealth in the world to date. Philips had provided its telehealth technology and expertise to the study.

Financial performance

•

Currency-comparable equipment order intake grew 3% year-on-year. Equipment order growth was seen at Imaging Systems, while Patient Care & Clinical Informatics orders were flat compared to Q4 2010. Equipment orders in total mature markets decreased by 3% compared to Q4 2010, with orders in Europe down 14%, while orders in North America grew at 4%. Equipment orders in growth geographies grew by 17%.

8        Q4 2011 Quarterly report

•

Comparable sales were 3% higher year-on-year, with mid-single-digit growth at Customer Services, Home Healthcare Solutions and Patient Care & Clinical Informatics tempered by flat sales growth at Imaging Systems. From a regional perspective, comparable sales in North America grew 6%. Sales in growth geographies grew 5%, while sales growth in mature geographies was 2%.

•

EBITA for Q4 2011 was EUR 409 million, or 15.0% of sales, compared to EUR 522 million, or 19.8% of sales, in Q4 2010. Market weakness in Europe led to postponement of deliveries and affected margin improvement plans for Imaging Systems. In addition, investments in innovation and sales channels to drive growth, as well as one-time charges, resulted in lower earnings at Imaging Systems, Patient Care & Clinical Informatics and Home Healthcare Solutions. Excluding restructuring and acquisition-related charges, EBITA was EUR 430 million, or 15.8% of sales, compared to EUR 518 million, or 19.6% of sales, in Q4 2010.

•	Net operating capital decreased by EUR 490 million to EUR 8.4 billion, partly due to currency impact, partly due to impairment taken in Q2 2011.

•	Compared to Q4 2010 the number of employees increased by 1,702, largely driven by an increase in commercial and industrial employees.

Miscellaneous

•	Restructuring and acquisition-related charges in Q1 2012 are expected to total approximately EUR 15 million.

Q4 2011 Quarterly report        9

Consumer Lifestyle*

*	Excluding Television

Key data

in millions of euros unless otherwise stated

	Q4	Q4
	2010	2011
Sales	1,791	1,849
Sales growth
% nominal	(2)	3
% comparable	(6)	1
EBITA	210	184
as a % of sales	11.7	10.0
EBIT	198	167
as a % of sales	11.1	9.0
Net operating capital (NOC)	911	887
Number of employees (FTEs)	14,095	18,291

Sales

in millions of euros

EBITA

1)	Revised to reflect a Television net costs re-allocation to GM&S

Business highlights

•

Philips completed the acquisition of Povos, a leading kitchen appliance company in China, significantly stepping up its position in the market and enhancing its local and global business creation capabilities.

•	Since the launch of the Sonicare AirFloss in key geographies, Philips Oral Healthcare has substantially increased its share of the electrical interdental cleaning market.

•

Philips continued the expansion of its Mother and Childcare business in China with the launch of its first range of bottles to be developed and manufactured by Philips AVENT in China for the Chinese market.

•	Philips introduced the Philips SENSEO Viva Café Eco, a sustainable coffee appliance that is made from 50% recycled plastic.

Financial performance

•

Sales increased 3% nominally year-on-year and 1% on a comparable basis. Strong double-digit comparable growth at Health & Wellness and mid-single-digit growth at Domestic Appliances and Personal Care were largely offset by a double-digit decline at Lifestyle Entertainment. License revenue was broadly in line with Q4 2010.

•	Regionally, double-digit growth in China, India and Latin America was tempered by a mid-single-digit decline in Europe.

•	EBITA includes EUR 6 million (EUR 9 million in Q4 2010) of net costs formerly reported as part of the Television business in Consumer Lifestyle.

•

EBITA was EUR 26 million lower compared to Q4 2010, which was attributable to a decline in operating results at Lifestyle Entertainment, investments in innovation, advertising and promotion, as well as one- time charges and higher restructuring and acquisition- related charges. Growth businesses in aggregate registered double-digit profitability and Lifestyle Entertainment mid-single-digit profitability. Excluding restructuring and acquisition-related charges of EUR 3 million in Q4 2010 and EUR 18 million in Q4 2011, EBITA declined from 11.9% to 10.9%.

10        Q4 2011 Quarterly report

•	Compared to Q4 2010, the number of employees increased by 4,196, largely due to the acquisitions of Preethi and Povos.

Miscellaneous

•	Restructuring and acquisition-related charges in Q1 2012 are expected to total approximately EUR 15 million.

Q4 2011 Quarterly report        11

Lighting

Key data

in millions of euros unless otherwise stated

	Q4 2010	Q4 2011
Sales	1,975	2,072
Sales growth
% nominal	7	5
% comparable	—	7
EBITA	198	41
as a % of sales	10.0	2.0
EBIT	156	(130)
as a % of sales	7.9	(6.3)
Net operating capital (NOC)	5,561	5,020
Number of employees (FTEs)	53,888	53,168

Sales

in millions of euros

EBITA

Business highlights

•

Philips continues to strengthen its consumer lighting leadership position in China and India. Investments are being made in its brand and further expansion of its branded retail presence to fuel growth and increase brand preference. In 2011, more than 600 branded stores and shops were opened.

•

The successful introduction of Philips StyliD Performance LED accent lighting for retail applications, one of Philips’ new innovations, contributed to the strong growth in professional LED lighting solutions in Europe.

•

Philips will sell 200,000 MASTER LED lamps to professional users in South Africa. The combined potential CO2 saving per year is estimated to be 60,000 tons, with energy cost savings of EUR 4 million per year. This equals EUR 20 savings per lamp.

•	Philips Strand Lighting is installing a major dimming and control system for a conference center in Doha, Qatar. The system controls the lighting in over 400 meeting and exhibition spaces.

Financial performance

•

Comparable sales were 7% higher year-on-year, mainly driven by double-digit sales growth at Lamps and Automotive, and mid-single-digit sales growth at Professional Luminaires, partly offset by a sales decrease at Lumileds. Sales growth of 21% was delivered in growth geographies.

•	LED-based sales grew 37% compared to Q4 2010, and now represent 18% of total Lighting sales.

•	EBITA, excluding restructuring and acquisition-related charges of EUR 36 million (Q4 2010: EUR 34 million), was EUR 77 million, or 3.7% of sales (Q4 2010: EUR 232 million, or 11.7% of sales).

12        Q4 2011 Quarterly report

•

The year-on-year EBITA decrease was mainly due to continued operational issues at Consumer Luminaires and Lumileds as well as macroeconomic factors which impacted pricing in our consumer lighting businesses. In addition, incidental charges, primarily relating to the disposal of slow-moving inventories, as well as adjustments in production volumes, further affected profitability.

•	EBIT decreased by EUR 286 million compared to Q4 2010 and was impacted by a EUR 128 million charge as a result of a value adjustment of commercial and brand-related assets at Consumer Luminaires.

•	Net operating capital decreased by EUR 541 million to EUR 5,020 million, mainly due to the Q2 2011 goodwil impairment and Q4 2011 value adjustment of intangible assets.

Miscellaneous

•	Restructuring and acquisition-related charges in Q1 2012 are expected to total approximately EUR 60 million.

•

On January 9, 2012, Philips completed the purchase of all outstanding shares of Indal Group, a Spanish professional luminaires company. With this acquisition, Philips will further strengthen its position and fuel growth in European outdoor lighting solutions.

Q4 2011 Quarterly report        13

Group Management & Services

Key data

in millions of euros unless otherwise stated

	Q4 2010		Q4 2011
Sales	87		67
Sales growth
% nominal	(19)		(23)
% comparable	(20)		7
EBITA Corporate Technologies	(25)		(18)
EBITA Corporate & Regional Costs	(44)		(62)
EBITA Pensions	91		16
EBITA Service Units and Other	(39)		(67)

EBITA	(17)		(131)
EBIT	(17)		(134)
Net operating capital (NOC)	(3,429	)1)	(3,898)
Number of employees (FTEs)	11,929		12,474

1)	Revised to reflect a property, plant and equipment reclassification to assets classified as held for sale

Sales

in millions of euros

EBITA

in millions of euros

Business highlights

•

For the year 2011, Philips received a record number of 99 key design awards from the world’s top design organizations, including 10 prestigious “GOOD DESIGN 2011” awards. This unprecedented annual result confirms our recognized leadership in design.

•

The jury of ‘China’s Most Successful Design Awards’ honored Philips with nine awards for successful designs in the Chinese market. Philips winners include the Fidelio Docking Speaker, our GreenVision LED-based road-lighting solution and a Gold award for the HD Camcorder CAM300.

•

Philips acquired a minority stake in IPXI Holdings, the world’s first financial exchange marketplace for intellectual property. IPXI is an innovative channel for royalty-bearing IP licensing to third parties, adding to the current revenue potential.

•	At the World Climate Summit in Durban, South Africa, Philips was awarded the 2011 Gigaton Award by the non-profit organization The Carbon War Room, for our EcoDesign product design process.

Financial performance

•	Sales decreased from EUR 87 million in Q4 2010 to EUR 67 million in Q4 2011, mainly due to the divestment of Assembléon.

•	EBITA showed a net cost of EUR 131 million, a cost increase of EUR 114 million year-on-year.

•	Corporate & Regional Costs were EUR 18 million higher than in Q4 2010, attributable to EUR 8 million in restructuring charges and investments related to the Accelerate! program.

•	In Pensions, EBITA was positively impacted by a EUR 21 million pension plan change gain in the current quarter, and a EUR 83 million pension plan change gain in Q4 2010.

•	Service Units and Other EBITA included EUR 17 million of additional restructuring charges compared to Q4 2010.

•	EBITA included EUR 25 million (EUR 19 million in Q4 2010) of net costs formerly reported as part of the Television business in Consumer Lifestyle.

•	Net operating capital decreased EUR 469 million, mainly due to pensions, financial hedging instruments held at corporate level, and lower tangible fixed assets.

14        Q4 2011 Quarterly report

•	Compared to Q4 2010, the number of employees increased by 545, primarily due to internal transfers from sectors to Group activities, partially offset by the divestment of Assembléon.

Miscellaneous

•	Restructuring charges in 2012 are expected to total approximately EUR 70 million.

•	IP royalty income to be reclassified from Consumer Lifestyle is expected to contribute approximately EUR 180 million to sales, with an EBITA impact of EUR 150 million, in 2012.

•	Stranded costs in 2012 are expected to total approximately EUR 40 million.

•	Accelerate! investments are expected to total approximately EUR 150 million in 2012.

•	Excluding the above items, the cost level of Group Management & Services is expected to be around EUR 230 million for the full year 2012.

Q4 2011 Quarterly report        15

Additional information on the Television business

in millions of euros unless otherwise stated

	Q4 2010	Q4 2011
Television EBITA	(67)	(84)

Former Television net costs allocated to CL	9	6
Former Television net costs allocated to

GM&S	19	25

Eliminated amortization other Television intangibles	(2)	—

Deal-related costs	—	(272)

EBIT discontinued operations	(41)	(325)

Financial income and expenses	—	(1)
Income taxes	3	54

Net income (loss) of discontinued operations	(38)	(272)

Number of employees (FTEs)	3,610	3,353
•

In conjunction with the announcement of the Television long-term strategic partnership with TPV, the results of the Television business to be carved out are reported under Discontinued operations in the Consolidated statements of income and Consolidated statements of cash flows. Consequently, Television sales are no longer reported in the Consumer Lifestyle and Group operational financials. Prior-period comparative figures have been restated accordingly.

•

Group net income includes an after-tax loss of EUR 272 million pertaining to the Television business, which includes EUR 272 million of costs related to disentanglement cost and value adjustments to assets.

•

The applicable net operating capital of the Television business which is to be transferred to the partnership is reported under Assets and Liabilities classified as held for sale in the consolidated balance sheets as of the end of the first quarter of 2011.

•

The EBITA of Consumer Lifestyle includes EUR 6 million of net costs formerly reported under the Television business, and the EBITA of Group Management & Services includes EUR 25 million of net costs formerly reported as part of the Television business.

•	Management has used estimates in the calculation of net income. Final results could differ from the amounts presented.

16        Q4 2011 Quarterly report

Forward-looking statements

Forward-looking statements

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular the sector sections “Miscellaneous”. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future EBITA and future developments in our organic business. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to domestic and global economic and business conditions, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward- looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in our Annual Report 2010 and the “Risk and uncertainties” section in our semi-annual financial report for the six months ended July 3, 2011.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-GAAP information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non- GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. A reconciliation of such measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in our Annual Report 2010.

Use of fair-value measurements

In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data do not exist, we estimated the fair values using appropriate valuation models and unobservable inputs. They require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in our 2010 financial statements. Independent valuations may have been obtained to support management’s determination of fair-values.

All amounts in millions of euros unless otherwise stated; data included are unaudited. Financial reporting is in accordance with IFRS, unless otherwise stated. This document comprises regulated information within the meaning of the Dutch Financial Markets Supervision Act ‘Wet op het Financieel Toezicht’.

Q4 2011 Quarterly report        17

Full-year highlights

The year 2011

•	Sales for the full year 2011 EUR 22.6 billion, or 4% comparable growth.

•	Comparable growth in growth geographies at 11%.

•	EBITA for the year ended at EUR 1,680 million, or 7.4% of sales, compared to EUR 2,562 million, or 11.5% of sales, in 2010.

•	Full-year 2011 EBIT was negative EUR 269 million, compared to EUR 2,080 million in 2010, largely due to impairment charges in Q2 2011 and lower operational earnings across all sectors.

•

Net income declined to negative EUR 1,291 million, compared to EUR 1,452 million in 2010, as a result of goodwill impairment charges, lower earnings, and a loss from discontinued operations mainly related to disentanglement costs for the Television business.

•	Cash flows from operating activities amounted to EUR 836 million, compared to EUR 2,121 million in 2010.

in millions of euros unless otherwise stated

	January to December
	2010	2011
Sales	22,287	22,579
EBITA	2,562	1,680
as a % of sales	11.5	7.4
EBIT	2,080	(269)
as a % of sales	9.3	(1.2)
Financial income and expenses	(121)	(240)
Income taxes	(499)	(283)
Results investments in associates	18	16
Net income (loss) from continuing operations	1,478	(776)
Discontinued operations	(26)	(515)
Net income (loss)	1,452	(1,291)

Net income (loss) - shareholders per common share (in euros) - basic	1.54	(1.36)

Performance of the Group

•

Sales for the full year 2011 amounted to EUR 22.6 billion, or 4% comparable growth. Comparable sales growth was driven by a 6% increase at Lighting and 5% growth at Healthcare, while Consumer Lifestyle sales were in line with the prior year. Comparable growth was attributable to an 11% increase in growth geographies, while mature geographies saw modest 1% growth.

•

EBITA for the year ended at EUR 1,680 million, or 7.4% of sales, compared to EUR 2,562 million in 2010, on lower earnings in all sectors, notably Lighting (EUR 424 million lower) and Consumer Lifestyle (EUR 246 million lower). The EBITA decline was mainly attributable to lower gross margin and higher investments in selling as well as research and development. Excluding restructuring charges, acquisition-related charges and pension plan changes of EUR 142 million, EBITA was EUR 1,822 million, or 8.1% of sales, compared to EUR 2,646 million, or 11.9% of sales, in 2010.

•	EBIT for the year 2011 was negative EUR 269 million, compared to EUR 2,080 million in the prior year, largely due to impairment charges in Q2 2011 and lower operational earnings across all sectors.

•

Financial income and expenses showed a net financial expense of EUR 240 million, EUR 119 million higher year-on-year, mainly due to 2010’s favorable impact of the EUR 154 million gain on the sale of the remaining stake in NXP versus 2011’s financial income from the sale of securities of EUR 51 million, mainly related to the sale of the remaining shares in TCL, and EUR 34 million of impairment charges, mainly related to shareholdings in TPV.

•

A tax charge of EUR 283 million was recorded despite losses incurred for the year, mainly due to impairment charges which are largely non-tax-deductible. The tax charge is EUR 216 million lower than in 2010 due to lower taxable earnings, partly offset by higher incidental tax expenses.

•

Cash flows from operating activities amounted to EUR 836 million, compared to EUR 2,121 million in 2010, due to lower cash earnings and higher working capital, mainly related to accounts payable, partly offset by lower inventories and an increase in provisions.

•

Net operating capital, at EUR 10,427 million, decreased by EUR 1,524 million compared to the 2010 level, largely as a result of lower intangible assets due to goodwill impairment in Q2 2011 and higher provisions.

18        Q4 2011 Quarterly report

Proposed distribution

Proposed distribution to shareholders

A proposal will be submitted to the General Meeting of Shareholders to declare a distribution of EUR 0.75 per common share (up to EUR 695 million), in cash or shares at the option of the shareholder, against the retained earnings. Further details will be given in the agenda for the General Meeting of Shareholders, to be held on April 26, 2012.

Q4 2011 Quarterly report        19

Consolidated statements of income

all amounts in millions of euros unless otherwise stated

	4th quarter			January-December
	2010		2011	2010		2011
Sales	6,495		6,712	22,287		22,579
Cost of sales	(3,832)		(4,301)	(13,191)		(13,932)

Gross margin	2,663		2,411	9,096		8,647

Selling expenses	(1,368)		(1,510)	(4,876)		(5,160)
General and administrative expenses	(140)		(207)	(713)		(841)
Research and development expenses	(387)		(449)	(1,493)		(1,610)
Impairment of goodwill	—		—	—		(1,355)
Other business income	44		29	93		125
Other business expenses	(16)		(12)	(27)		(75)

Income (loss) from operations	796		262	2,080		(269)

Financial income	13		(6)	214		112
Financial expenses	(75)		(65)	(335)		(352)

Income (loss) before taxes	734		191	1,959		(509)

Income tax expense	(227)		(79)	(499)		(283)

Income (loss) after taxes	507		112	1,460		(792)

Results relating to investments in associates	(4)		—	18		16

Net income (loss) from continuing operations	503		112	1,478		(776)

Discontinued operations - net of income tax	(38)		(272)	(26)		(515)

Net income (loss)	465		(160)	1,452		(1,291)

Attribution of net income for the period
Net income (loss) attributable to shareholders	463		(162)	1,446		(1,295)
Net income attributable to non-controlling interests	2		2	6		4

Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	946,951	1)	936,476	940,528	1)	951,647
- diluted	953,604	1)	939,194	948,392	1)	956,130

Net income (loss) attributable to shareholders per common share in euros:
- basic	0.49		(0.17)	1.54		(1.36)
- diluted2)	0.49		(0.17)	1.52		(1.36)

Ratios
Gross margin as a % of sales	41.0		35.9	40.8		38.3
Selling expenses as a % of sales	(21.1)		(22.5)	(21.9)		(22.9)
G&A expenses as a % of sales	(2.2)		(3.1)	(3.2)		(3.7)
R&D expenses as a % of sales	(6.0)		(6.7)	(6.7)		(7.1)

EBIT	796		262	2,080		(269)
as a % of sales	12.3		3.9	9.3		(1.2)

EBITA	913		503	2,562		1,680
as a % of sales	14.1		7.5	11.5		7.4

The year 2010 is restated to present the Television business as discontinued operations

1)	Adjusted to make 2010 comparable for the bonus shares (667 thousand) issued in April 2011
2)	The incremental shares from assumed conversion are not taken into account in the periods for which there is a loss attributable to shareholders, as the effect would be antidilutive

20        Q4 2011 Quarterly report

Consolidated balance sheets

in millions of euros unless otherwise stated

	December 31,	December 31,
	2010	2011
Non-current assets:
Property, plant and equipment	3,145	3,014
Goodwill	8,035	7,016
Intangible assets excluding goodwill	4,198	3,996
Non-current receivables	88	127
Investments in associates	181	203
Other non-current financial assets	479	346
Deferred tax assets	1,351	1,713
Other non-current assets	75	71

Total non-current assets	17,552	16,486

Current assets:
Inventories - net	3,865	3,625
Other current financial assets	5	—
Other current assets	348	351
Derivative financial assets	112	229
Income tax receivable	79	162
Receivables	4,355	4,415
Assets classified as held for sale	120	551
Cash and cash equivalents	5,833	3,147

Total current assets	14,717	12,480

Total assets	32,269	28,966

Shareholders’ equity	15,046	12,355
Non-controlling interests	46	34

Group equity	15,092	12,389

Non-current liabilities:
Long-term debt	2,818	3,278
Long-term provisions	1,716	1,880
Deferred tax liabilities	171	77
Other non-current liabilities	1,714	1,999

Total non-current liabilities	6,419	7,234

Current liabilities:
Short-term debt	1,840	582
Derivative financial liabilities	564	744
Income tax payable	291	191
Accounts and notes payable	3,691	3,346
Accrued liabilities	2,995	3,026
Short-term provisions	623	759
Liabilities directly associated with assets held for sale	—	61
Other current liabilities	754	634

Total current liabilities	10,758	9,343

Total liabilities and group equity	32,269	28,966

Q4 2011 Quarterly report        21

	December 31,		December 31,
	2010		2011
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	946,506		926,095

Ratios
Shareholders’ equity per common share in euros	15.90		13.34
Inventories as a % of sales1)	15.7		16.1
Net debt : group equity	(8):108		5:95
Net operating capital	11,951		10,427

Employees at end of period	119,775	2)	125,241
of which discontinued operations	3,610		3,353

1)	Excludes discontinued operations for both inventories and sales figures. Inventories excluding discontinued operations are disclosed in quarterly statistics.
2)	Adjusted to reflect a change of employees reported in the Healthcare sector

22        Q4 2011 Quarterly report

Consolidated statements of cash flows

all amounts in millions of euros

	4th quarter		January-December
	2010	2011	2010	2011
Cash flows from operating activities:
Net income (loss)	465	(160)	1,452	(1,291)
Loss from discontinued operations	38	272	26	515
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	361	475	1,356	1,456
Impairment of goodwill and other non-current financial assets	(1)	5	5	1,387
Net gain on sale of assets	(23)	(4)	(204)	(88)
(Income) loss from investments in associates	3	2	(18)	(14)
Dividends received from investments in associates	5	21	19	44
Dividends paid to non-controlling interests	(3)	(3)	(4)	(4)
(Increase) decrease in working capital:	485	676	16	(679)
Increase in receivables and other current assets	(132)	(184)	(241)	(339)
Decrease (increase) in inventories	256	569	(498)	(81)
Increase (decrease) in accounts payable, accrued and other liabilities	361	291	755	(259)
Decrease (increase) in non-current receivables, other assets and other liabilities	24	(186)	(297)	(596)
(Decrease) increase in provisions	(65)	86	(211)	6
Other items	77	23	(19)	100

Net cash provided by operating activities	1,366	1,207	2,121	836

Cash flows from investing activities:
Purchase of intangible assets	(36)	(28)	(80)	(116)
Expenditures on development assets	(56)	(63)	(193)	(231)
Capital expenditures on property, plant and equipment	(174)	(203)	(621)	(725)
Proceeds from disposals of property, plant and equipment	52	48	129	128
Cash from (to) derivatives and securities	8	(9)	(25)	26
Purchase of other non-current financial assets	—	(13)	(16)	(43)
Proceeds from other non-current financial assets	86	—	268	87
Purchase of businesses, net of cash acquired	(170)	(255)	(225)	(509)
Proceeds from sale of interests in businesses net of cash disposed of	15	12	117	19

Net cash used for investing activities	(275)	(511)	(646)	(1,364)

Cash flows from financing activities:
Proceeds from issuance of (payments on) short-term debt	119	(35)	143	(217)
Principal payments on long-term debt	(20)	(21)	(78)	(1,097)
Proceeds from issuance of long-term debt	26	234	71	457
Treasury shares transactions	9	(208)	65	(671)
Dividends paid	—	—	(296)	(259)

Net cash provided by (used for) financing activities	134	(30)	(95)	(1,787)

Net cash provided by (used for) continuing operations	1,225	666	1,380	(2,315)

Cash flow from discontinued operations:
Net cash provided by (used for) operating activities	191	168	34	(270)
Net cash used for investing activities	(7)	(29)	(56)	(94)

Net cash provided by (used for) discontinued operations	184	139	(22)	(364)

Net cash provided by (used for) continuing and discontinued operations	1,409	805	1,358	(2,679)

Q4 2011 Quarterly report        23

	4th quarter		January-December
	2010	2011	2010	2011
Effect of change in exchange rates on cash and cash equivalents	39	3	89	(7)
Cash and cash equivalents at the beginning of the period	4,385	2,339	4,386	5,833

Cash and cash equivalents at the end of the period	5,833	3,147	5,833	3,147

Ratio
Cash flows before financing activities	1,091	696	1,475	(528)

Net cash paid during the period for
Pensions	(132)	(140)	(474)	(639)
Interest	(10)	(31)	(226)	(231)
Income taxes	(13)	(125)	(206)	(582)

The year 2010 is restated to present the Television business as discontinued operations. For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

24        Q4 2011 Quarterly report

Consolidated statement of changes in equity

in millions of euros

	other reserves
	common shares	capital in excess of par value	retained earnings		revaluation reserve	currency translation differences	unrealized gain (loss) on available- for- sale financial assets	changes in fair value of cash flow hedges	total	treasury shares at cost	total shareholders’ equity	non-controlling interests	total equity
January-December 2011

Balance as of December 31, 2010	197	354	15,416		86	(65)	139	(5)	69	(1,076)	15,046	46	15,092

Net income			(1,295)								(1,295)	4	(1,291)
Net current period change			(431)		(16)	69	(68)	(31)	(30)		(477)		(477)
Reclassifications into income			—			3	(26)	27	4		4		4

Total comprehensive income			(1,726)		(16)	72	(94)	(4)	(26)		(1,768)	4	(1,764)

Dividend distributed	5	443	(711)								(263)		(263)
Movement non-controlling interest			(5)								(5)	(16)	(21)
Purchase of treasury shares			(51	)1)						(700)	(751)		(751)
Re-issuance of treasury shares		(34)	(6)							86	46		46
Share-based compensation plans		56									56		56
Income tax share-based compensation plans		(6)									(6)		(6)

	5	459	(773)							(614)	(923)	(16)	(939)

Balance as of December 31, 2011	202	813	12,917		70	7	45	(9)	43	(1,690)	12,355	34	12,389

1)	Tax payment related to purchase of treasury shares

Q4 2011 Quarterly report        25

Sectors

all amounts in millions of euros unless otherwise stated

Sales and income (loss) from operations

	4th quarter
		2010			2011
		income from operations			income from operations
	sales	amount	as a % of sales	sales	amount	as a % of sales
Healthcare	2,642	459	17.4	2,724	359	13.2
Consumer Lifestyle	1,791	198	11.1	1,849	167	9.0
Lighting	1,975	156	7.9	2,072	(130)	(6.3)
Group Management & Services	87	(17)	—	67	(134)	—

	6,495	796	12.3	6,712	262	3.9

Sales and income (loss) from operations

	January-December
		2010			2011
		income from operations			income from operations
	sales	amount	as a % of sales	sales	amount	as a % of sales
Healthcare	8,601	922	10.7	8,852	93	1.1
Consumer Lifestyle	5,775	679	11.8	5,823	392	6.7
Lighting	7,552	695	9.2	7,638	(362)	(4.7)
Group Management & Services	359	(216)	—	266	(392)	—

	22,287	2,080	9.3	22,579	(269)	(1.2)

26        Q4 2011 Quarterly report

Sectors and main countries

in millions of euros

Sales and total assets

	sales		total assets
	January-December		December 31,		December 31,
	2010	2011	2010		2011
Healthcare	8,601	8,852	11,962		11,591
Consumer Lifestyle	5,775	5,823	3,858		3,616
Lighting	7,552	7,638	7,379		6,771
Group Management & Services	359	266	8,950		6,437

	22,287	22,579	32,149		28,415
Assets classified as held for sale			120	1)	551

			32,269		28,966

1)	Revised to reflect a property, plant and equipment reclassification to assets classified as held for sale

Sales and tangible and intangible assets

	sales		tangible and intangible assets1)
	January-December		December 31,	December 31,
	20102)	2011	20102,3)	2011
Netherlands	661	691	1,109	908
United States	6,430	6,373	9,693	8,473
China	1,864	2,102	785	1,126
Germany	1,436	1,431	282	252
France	1,134	1,046	100	97
Japan	856	911	568	618
Brazil	654	694	148	119
Other countries	9,252	9,331	2,693	2,433

	22,287	22,579	15,378	14,026

1)	Includes property, plant and equipment, intangible assets excluding goodwill, and goodwill
2)	Revised to reflect an adjusted country allocation
3)	Revised to reflect a property, plant and equipment reclassification to assets classified as held for sale

Q4 2011 Quarterly report        27

Pension costs

in millions of euros

Specification of pension costs

	4th quarter
	2010			2011
	Netherlands	other	total	Netherlands	other	total
Costs of defined-benefit plans (pensions)
Service cost	23	18	41	32	18	50
Interest cost on the defined-benefit obligation	130	105	235	139	101	240
Expected return on plan assets	(186)	(86)	(272)	(178)	(98)	(276)
Curtailments	—	(1)	(1)	—	(3)	(3)
Settlements	—	(6)	(6)	—	(1)	(1)
Prior service cost	—	(83)	(83)	—	(22)	(22)
Other	1	1	2	(1)	1	—

Net periodic cost (income)	(32)	(52)	(84)	(8)	(4)	(12)
of which discontinued operations	—	—	—	—	(1)	(1)

Costs of defined-contribution plans	1	26	27	1	29	30
of which discontinued operations	—	1	1	—	1	1

Costs of defined-benefit plans (retiree medical)
Service cost	—	1	1	—	—	—
Interest cost on the defined-benefit obligation	—	5	5	—	4	4
Curtailment	—	(9)	(9)	—	—	—

Net periodic cost	—	(3)	(3)	—	4	4

Specification of pension costs

	January-December
	2010			2011
	Netherlands	other	total	Netherlands	other	total
Costs of defined-benefit plans (pensions)
Service cost	92	77	169	127	73	200
Interest cost on the defined-benefit obligation	521	418	939	557	404	961
Expected return on plan assets	(743)	(344)	(1,087)	(713)	(389)	(1,102)
Curtailment	—	(1)	(1)	—	(18)	(18)
Settlement	—	(6)	(6)	—	(1)	(1)
Prior service cost	—	(119)	(119)	—	(20)	(20)
Other	1	1	2	(1)	1	—

Net periodic cost (income)	(129)	26	(103)	(30)	50	20
of which discontinued operations	2	—	2	2	—	2

Costs of defined-contribution plans	7	111	118	7	116	123
of which discontinued operations	—	4	4	—	3	3

Costs of defined-benefit plans (retiree medical)
Service cost	—	2	2	—	1	1
Interest cost on the defined-benefit obligation	—	20	20	—	17	17
Prior service cost	—	(2)	(2)	—	(2)	(2)
Curtailment	—	(9)	(9)	—	—	—

Net periodic cost	—	11	11	—	16	16

28        Q4 2011 Quarterly report

Reconciliation of non-GAAP performance measures

all amounts in millions of euros unless otherwise stated.

Certain non-GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, a reconciliation to the most directly comparable IFRS performance measure is made.

Sales growth composition (in %)

	4th quarter				January-December
	comparable growth	currency effects	consolidation changes	nominal growth	comparable growth	currency effects	consolidation changes	nominal growth
2011 versus 2010
Healthcare	2.5	0.4	0.2	3.1	5.3	(2.5)	0.1	2.9
Consumer Lifestyle	0.6	(0.5)	3.1	3.2	(0.1)	(1.7)	2.6	0.8
Lighting	7.2	(0.5)	(1.8)	4.9	6.1	(2.3)	(2.7)	1.1
GM&S	7.0	1.1	(31.1)	(23.0)	2.4	—	(28.3)	(25.9)

Philips Group	3.4	(0.1)	—	3.3	4.1	(2.2)	(0.6)	1.3

EBITA (or Adjusted income from operations) to Income from operations (or EBIT)

	Philips Group	Healthcare	Consumer Lifestyle	Lighting	GM&S
January to December 2011
EBITA (or Adjusted income from operations)	1,680	1,145	472	445	(382)
Amortization of intangibles1)	(594)	(228)	(80)	(276)	(10)
Impairment of goodwill	(1,355)	(824)	—	(531)	—

Income from operations (or EBIT)	(269)	93	392	(362)	(392)

January to December 2010
EBITA (or Adjusted income from operations)	2,562	1,186	718	869	(211)
Amortization of intangibles1)	(482)	(264)	(39)	(174)	(5)

Income from operations (or EBIT)	2,080	922	679	695	(216)

1)	Excluding amortization of software and product development

Composition of net debt to group equity

	December 31, 2010	December 31, 2011
Long-term debt	2,818	3,278
Short-term debt	1,840	582

Total debt	4,658	3,860
Cash and cash equivalents	5,833	3,147

Net debt (cash) (total debt less cash and cash equivalents)	(1,175)	713

Shareholders’ equity	15,046	12,355
Non-controlling interests	46	34

Group equity	15,092	12,389

Net debt and group equity	13,917	13,102

Net debt divided by net debt and group equity (in %)	(8)	5
Group equity divided by net debt and group equity (in %)	108	95

Q4 2011 Quarterly report        29

Reconciliation of non-GAAP performance measures (continued)

all amounts in millions of euros

Net operating capital to total assets

	Philips Group	Healthcare	Consumer Lifestyle	Lighting	GM&S
December 31, 2011
Net operating capital (NOC)	10,427	8,418	887	5,020	(3,898)
Exclude liabilities comprised in NOC:
- payables/liabilities	9,940	2,697	2,081	1,450	3,712
- intercompany accounts	—	103	87	51	(241)
- provisions	2,639	287	558	227	1,567
Include assets not comprised in NOC:
- investments in associates	203	86	3	23	91
- other current financial assets	—	—	—	—	—
- other non-current financial assets	346	—	—	—	346
- deferred tax assets	1,713	—	—	—	1,713
- cash and cash equivalents	3,147	—	—	—	3,147

	28,415	11,591	3,616	6,771	6,437
Assets classified as held for sale	551

Total assets	28,966

December 31, 2010
Net operating capital (NOC)	11,951	8,908	911	5,561	(3,429	)1)
Exclude liabilities comprised in NOC:
- payables/liabilities	10,009	2,603	2,509	1,485	3,412
- intercompany accounts	—	54	95	68	(217)
- provisions	2,339	321	342	247	1,429
Include assets not comprised in NOC:
- investments in associates	181	76	1	18	86
- other current financial assets	6	—	—	—	6
- other non - current financial assets	479	—	—	—	479
- deferred tax assets	1,351	—	—	—	1,351
- cash and cash equivalents	5,833	—	—	—	5,833

	32,149	11,962	3,858	7,379	8,950
Assets classified as held for sale1)	120

Total assets	32,269

1)	Revised to reflect a property, plant and equipment reclassification to assets classified as held for sale

30        Q4 2011 Quarterly report

Reconciliation of non-GAAP performance measures (continued)

all amounts in millions of euros

Composition of cash flows

	4th quarter		January-December
	2010	2011	2010	2011
Cash flows provided by operating activities	1,366	1,207	2,121	836
Cash flows used for investing activities	(275)	(511)	(646)	(1,364)

Cash flows before financing activities	1,091	696	1,475	(528)

Cash flows provided by operating activities	1,366	1,207	2,121	836

Purchase of intangible assets	(36)	(28)	(80)	(116)
Expenditures on development assets	(56)	(63)	(193)	(231)
Capital expenditures on property, plant and equipment	(174)	(203)	(621)	(725)
Proceeds from disposals of property, plant and equipment	52	48	129	128

Net capital expenditures	(214)	(246)	(765)	(944)

Free cash flows	1,152	961	1,356	(108)

Q4 2011 Quarterly report        31

Restatement impact of 2012 accounting changes on 2011 figures

As of 2012, we will implement the following three accounting policy changes.

Warranty costs, currently reported in Selling expenses on the income statement, will be reclassified to Cost of sales. The change follows the rationale that warranty costs are an integral part of the sale of goods and services. Amortization of brand name and customer relationship intangible assets currently reported in Cost of sales on the income statement will be reclassified to Selling expenses. This change follows the rationale that the use of brand name and customer relationship intangible assets supports the sales process. The third change relates to intellectual property (IP) policy. Currently, IP royalties on products sold by a sector are allocated to that sector, with the exception of Consumer Lifestyle; At Consumer Lifestyle IP royalties on products no longer sold by the sector are still allocated to it. As of 2012, all IP royalties on products no longer sold by a sector will be allocated to GM&S.

The table below reflects the impact of the accounting changes for the quarters and full year of 2011.

In millions of euros

	2011
	1st quarter	2nd quarter	3rd quarter	4th quarter	Full year
IP royalty income (from CL to GM&S)
Sales	54	48	44	62	208
EBIT	43	39	39	54	175
EBITA	43	39	39	54	175

Amortization of brand name and customer relationship intangible assets1)
Cost of sales	67	69	81	198	415
Selling expenses	(67)	(69)	(81)	(198)	(415)

Warranty costs1)
Cost of sales	(80)	(68)	(66)	(114)	(328)
Selling expenses	80	68	66	114	328

1)	A positive amount is less costs and a negative amount is additional costs

32        Q4 2011 Quarterly report

Philips quarterly statistics

all amounts in millions of euros unless otherwise stated

	2010				2011
	1st	2nd	3rd	4th	1st	2nd	3rd	4th
	quarter	quarter	quarter	quarter	quarter	quarter	quarter	quarter
Sales	4,982	5,350	5,460	6,495	5,257	5,216	5,394	6,712
% increase	13	15	12	5	6	(3)	(1)	3

EBITA	495	507	647	913	438	371	368	503
as a % of sales	9.9	9.5	11.8	14.1	8.3	7.1	6.8	7.5

EBIT	381	385	518	796	319	(1,123)	273	262
as a % of sales	7.6	7.2	9.5	12.3	6.1	(21.5)	5.1	3.9

Net income (loss)	201	262	524	465	138	(1,345)	76	(160)

Net income (loss) - shareholders per common share in euros basic	0.22	0.28	0.55	0.49	0.14	(1.39)	0.08	(0.17)

	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December
Sales	4,982	10,332	15,792	22,287	5,257	10,473	15,867	22,579
% increase	13	14	14	11	6	1	0	1

EBITA	495	1,002	1,649	2,562	438	809	1,177	1,680
as a % of sales	9.9	9.7	10.4	11.5	8.3	7.7	7.4	7.4

EBIT	381	766	1,284	2,080	319	(804)	(531)	(269)
as a % of sales	7.6	7.4	8.1	9.3	6.1	(7.7)	(3.3)	(1.2)

Net income (loss)	201	463	987	1,452	138	(1,207)	(1,131)	(1,291)

Net income (loss) - shareholders per common share in euros basic	0.22	0.49	1.05	1.54	0.14	(1.26)	(1.18)	(1.36)

Net income (loss) from continuing operations as a % of shareholders’ equity	5.7	6.3	9.2	9.8	6.6	(14.8)	(8.8)	(5.8)

	period ended 2010				period ended 2011
Inventories as a % of sales1)	15.1	16.9	16.8	15.7	15.7	16.8	18.2	16.1
Inventories excluding discontinued operations	3,128	3,602	3,682	3,496	3,545	3,776	4,074	3,625

Net debt : group equity ratio	1:99	2:98	1:99	(8):108	(3):103	1:99	8:92	5:95

Total employees (in thousands)2)	117	117	118	120	122	125	125	125
of which discontinued operations	5	5	4	4	4	4	4	3

1)	Excludes discontinued operations for both inventories and sales figures
2)	Adjusted to reflect a change of employees reported in the Healthcare sector for the past periods

Information also available on Internet, address: www.philips.com/investorrelations

Q4 2011 Quarterly report        33

© 2011 Koninklijke Philips Electronics N.V.	http://www.philips.com/investorrelations
All rights reserved.

Fourth Quarter and Annual Results 2011

January 30, 2012

Philips reports fourth-quarter sales of EUR 6.7 billion; EBITA of EUR 503 million

•	Comparable sales up 3%, led by 7% growth at Lighting

•	Growth geographies sales up 12% on a comparable basis

•	EBITA of 7.5% of sales

•	Net income from continuing operations at EUR 112 million

•	Free cash flow of EUR 961 million

•	Proposed dividend stable at EUR 0.75 per share

Q4 financials: Year-on-year revenue increased across all operating sectors. EBITA margin declined from 14.1% in Q4 2010 to 7.5% in Q4 2011.

Healthcare comparable sales were 3% higher year-on-year. Comparable equipment order intake grew 3% year-on-year. Equipment orders in growth geographies grew by 17%. Results were impacted by weakness in the European markets, postponed deliveries of existing orders, as well as increased investments in new product innovation and sales channels.

Consumer Lifestyle sales increased 1% on a comparable basis. At an aggregate level, the three growth businesses – Personal Care, Health & Wellness, and Domestic Appliances – achieved a high single-digit comparable sales increase compared to the fourth quarter of 2010. The sector growth rate was impacted by a comparable sales decline at Lifestyle Entertainment. Reported EBITA margin for the quarter was 10%.

Lighting comparable sales increased 7% year-on-year, driven by double-digit sales growth at Lamps and Automotive. LED-based sales grew 37% compared to Q4 2010, now representing 18% of total Lighting sales. Sales in growth geographies increased by 21% in the quarter. Results were impacted by pricing, inventory reduction measures, and operational issues. As part of the turnaround plan, most brands for Consumer Luminaires products will be re-branded as Philips, which resulted in a value adjustment of commercial and brand-related assets leading to a charge of EUR 128 million.

Working capital reductions in the sectors amounted to more than EUR 500 million in the quarter, contributing to a free cash inflow of EUR 961 million in the fourth quarter.

The company completed 35% of its EUR 2 billion share buy-back program since the start of the program in July 2011. Taking into consideration the volatility of the financial markets, Philips has decided to extend the timing of the program until the end of Q2 2013.

Moving forward on Accelerate!, Philips’ change and performance improvement program

Philips is seeing the initial signs of the Accelerate! program positively impacting sales growth in difficult market circumstances. Importantly, the company has attracted key talent for critical positions across the company.

In addition, as part of the company’s efforts to improve its end-to-end processes, inventory as a percentage of sales decreased to 16.1% from 18.2% in Q3 2011, representing a comparable decrease of EUR 585 million, which is an improvement compared to the decrease in inventory seen in the same period last year.

The actions to deliver on the overhead cost reduction program are on track, and the first planned cost savings were realized in the quarter.

The annual incentive system for the executives has been changed to reflect line-of-sight accountability and is now fully aligned with the key performance indicators of the 2013 mid-term financial targets.

CEO quote:

“Our fourth quarter results were impacted by weak European sales, postponement in deliveries of existing orders in our Healthcare sector, and inventory correction actions and other operational issues in our Lighting business. These issues were partially offset by solid results in our Consumer Lifestyle growth businesses, which benefited from the early adoption of the Accelerate! change and performance improvement program. In addition, we delivered strong free cash flow as a result of our work to reduce working capital.

We are cautious about 2012 given the uncertainty in the global economy, and Europe in particular. In addition, we expect our 2012 results to be affected by the previously communicated restructuring charges and one-time investments aimed at improving our business performance trajectory, as part of the multi-year Accelerate! program. Excluding these additional charges, we expect the underlying operating margins and capital efficiency in the sectors to improve in the latter part of 2012.

While we are concerned about the economic environment, all of us at Philips are fully committed to improve our operational performance to achieve our mid-term (2013) financial targets.”

Frans van Houten, CEO of Royal Philips Electronics

Click here to view the social media release, complete with downloadable multimedia

For further information, please contact:

Steve Klink

Corporate Communications

Tel: +31 20 5977 415

Email: steve.klink@philips.com

Joost Akkermans

Corporate Communications

Tel: +31 20 5977 406

E-mail: joost.akkermans@philips.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity.” Headquartered in the Netherlands, Philips employs approximately 122,000 employees with sales and services in more than 100 countries worldwide. With sales of EUR 22.6 billion in 2011, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular the sector sections “Miscellaneous”. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future EBITA and future developments in our organic business. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to domestic and global economic and business conditions, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in our Annual Report 2010 and the “Risk and uncertainties” section in our semi-annual financial report for the six months ended July 3, 2011.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-GAAP information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. A reconciliation of such measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in our Annual Report 2010.

Use of fair-value measurements

In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data do not exist, we estimated the fair values using appropriate valuation models and unobservable inputs. They require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in our 2010 financial statements. Independent valuations may have been obtained to support management’s determination of fair-values.

All amounts in millions of euros unless otherwise stated; data included are unaudited. Financial reporting is in accordance with IFRS, unless otherwise stated. This document comprises regulated information within the meaning of the Dutch Financial Markets Supervision Act ‘Wet op het Financieel Toezicht’.